

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549



2nd August 2006

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 4th July 2006.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

Investor Relations/RI/AT
Gesendet von: Simone RENTSCHLER
2097
Investor Relations, RI
25/07/2006 16:12

An investor.relations@ri.co.at
Kopie
Blindkopie Alisdair SWANNEY/RI/AT
Thema Raiffeisen International


RECEIVED
2006 AUG 10 P 2:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Ladies and Gentlemen

At noon today Raiffeisen International was informed that it had not made it on to the shortlist of candidates to purchase the Romanian CEC (Casa de Economii si Consemnatiuni SA). The reason for this, given by the Romanian privatisation committee, was that Raiffeisen International's offer was more than 10 per cent below that of the competing bids.

In the past Raiffeisen International has always stressed that, while it is interested in CEC it is not willing to overpay for the asset. The current price level reflects the enormous appetite of Western banks for market share in CEE.

In the future Raiffeisen International will concentrate on organic growth and plans to increase its Romanian network by 40-50 branches per year.

Raiffeisenbank Romania has a market share of 8 per cent based on total assets. Currently it has 227 branches which serve over 2 million customers.

Kind regards,

Susanne E. Langer
Head of Investor Relations

RAIFFEISEN INTERNATIONAL

A-1030 Vienna, Am Stadtpark 9
Tel.: +43 (1) 71707 2089
Fax: +43 (1) 71707 2138
investor.relations@ri.co.at
www.ri.co.at


Raiffeisen
INTERNATIONAL
Member of RZB Group

August 3, 2006 - 10:17

Press Release

Vienna, 24 July 2006

Raiffeisen International acquires Czech eBanka

Raiffeisen International Bank-Holding AG will acquire 100 per cent of Czech eBanka, a.s. subject to a successful closing and the approval of the transaction by the Czech National Bank and other relevant authorities in the Czech Republic and Austria. An agreement between both parties was signed in Prague this evening. eBanka, which had a net asset book value of € 42 million at the end of the first quarter 2006, will be purchased for € 130 million.

With this acquisition, Raiffeisen International, a member of RZB Group, will boost its retail customer base by over 70 per cent to almost 300,000 clients in the Czech Republic. eBanka serviced approximately 117,000 customers at the end of the first quarter 2006. The customer base consists of private individuals and small and medium sized companies.

"eBanka is a perfect strategic fit with our Raiffeisenbank", says Herbert Stepic, CEO of Raiffeisen International. "With eBanka's customer base and 37 additional branches, our retail banking will gain significant momentum in the Czech Republic", Stepic added.

eBanka is a pure retail bank and started operations in 1998. Its shares are held by Ceska pojistovna, the largest Czech insurance company. Ceska pojistovna is a member of the PPF Group, which is a major financial group in the Czech Republic. eBanka's total assets amounted to € 611 million and the bank employed a staff of approximately 900 at the end of March 2006. At the same time the assets of Raiffeisenbank a.s. amounted to € 2.7 billion, the bank had 50 branches and employed 1,149 people. Raiffeisenbank has been operating as a universal bank since 1993.

The combined market share in terms of total assets (at the end of 2005) will be 3.2 per cent. Together both banks will rank 6th in the Czech market.

Susanne E. Langer
Head of Investor Relations
Raiffeisen International Bank-Holding AG
A-1030 Vienna, Am Stadtpark 9
Tel.: +43 (1) 717 07 2089
Fax: +43 (1) 717 07 2138
investor.relations@ri.co.at
http://www.ri.co.at

top





Vienna, 24 July 2006

Raiffeisen International acquires Czech eBanka

Raiffeisen International Bank-Holding AG will acquire 100 per cent of Czech *eBanka, a.s.* subject to a successful closing and the approval of the transaction by the *Czech National Bank* and other relevant authorities in the Czech Republic and Austria. An agreement between both parties was signed in Prague this evening. eBanka, which had a net asset book value of € 42 million at the end of the first quarter 2006, will be purchased for € 130 million.

With this acquisition, Raiffeisen International, a member of *RZB Group,* will boost its retail customer base by over 70 per cent to almost 300,000 clients in the Czech Republic. eBanka serviced approximately 117,000 customers at the end of the first quarter 2006. The customer base consists of private individuals and small and medium sized companies.

"eBanka is a perfect strategic fit with our Raiffeisenbank", says Herbert Stepic, CEO of Raiffeisen International. "With eBanka's customer base and 37 additional branches, our retail banking will gain significant momentum in the Czech Republic", Stepic added.

eBanka is a pure retail bank and started operations in 1998. Its shares are held by *Ceska pojistovna,* the largest Czech insurance company. Ceska pojistovna is a member of the *PPF Group,* which is a major financial group in the Czech Republic. eBanka's total assets amounted to € 611 million and the bank employed a staff of approximately 900 at the end of March 2006. At the same time the assets of *Raiffeisenbank a.s.* amounted to € 2.7 billion, the bank had 50 branches and employed 1,149 people. Raiffeisenbank has been operating as a universal bank since 1993.

The combined market share in terms of total assets (at the end of 2005) will be 3.2 per cent. Together both banks will rank 6th in the Czech market.

Susanne E. Langer
Head of Investor Relations
Raiffeisen International Bank-Holding AG
A-1030 Vienna, Am Stadtpark 9
Tel.: +43 (1) 717 07 2089
Fax: +43 (1) 717 07 2138
investor.relations@ri.co.at
http://www.ri.co.at